RESTATED TRUST AGREEMENT

THIS RESTATED TRUST AGREEMENT made as of August 1, 1997.

B E T W E E N:	PARTNERS LIMITED, a corporation incorporated under the laws of the Province of Ontario,

(“Partners”)

- and -

EDPERBRASCAN CORPORATION, a corporation amalgamated under the laws of the Province of Ontario,

(“EdperBrascan”)

- and -

MONTREAL TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada,

(the “Trustee”)

RECITES THAT:

               WHEREAS as of January 1, 1997, The Edper Group Limited (“Old Edper”) and Hees International Bancorp Inc. amalgamated under the Business Corporations Act (Ontario) to continue as Edper Group (“New Edper”);

               AND WHEREAS as of August 1, 1997 New Edper and Brascan Limited (“Brascan”) amalgamated under the Business Corporations Act (Ontario) to continue as EdperBrascan;

               AND WHEREAS the authorized capital of EdperBrascan consists of an unlimited number of Class A Preference Shares, issuable in series, an unlimited number of Class AA Preference Shares, issuable in series, an unlimited number of Class A Limited Voting Shares (the “Class A Shares”) and 85,120 Class B Limited Voting Shares (the “Class B Shares”);

               AND WHEREAS all of the issued and outstanding Class B Shares are owned by Partners;

               AND WHEREAS all of the outstanding Class A Shares are listed on The Toronto Stock Exchange and The Montreal Exchange;

               AND WHEREAS as of January 1, 1997 Partners, Axe Canada Inc., New Edper and the Trustee entered into a trust agreement to ensure that the holders from time to time of the Class A Shares of New Edper would not be deprived of rights under applicable takeover bid legislation to which they would have been entitled in the event of a takeover bid if the Class A Shares of New Edper and the Class B Shares of New Edper were of a single class of shares;

               AND WHEREAS as a result of the amalgamation of New Edper and Brascan, Axe Canada Inc. has ceased to be a holder of Class B Shares of EdperBrascan;

               AND WHEREAS the parties wish to restate the trust agreement to reflect the foregoing and to ensure that the holders from time to time of the Class A Shares will not be deprived of rights under applicable takeover bid legislation to which they would have been entitled in the event of a takeover bid if the Class A Shares and the Class B Shares were of a single class of shares;

               AND WHEREAS Partners and EdperBrascan hereby confirm the appointment of the Trustee as a trustee for the holders from time to time of the Class A Shares for the purposes hereinafter set forth with the intent that such holders, through the Trustee, will receive the benefit of the covenants of Partners and EdperBrascan contained in this Agreement;

               AND WHEREAS the foregoing recitals are made by the parties hereto other than Montreal Trust;

               NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1. Subject to sections 2 and 7 below, Partners will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid (as defined in applicable securities legislation) at a price per share in excess of 115% of the “market price” of the Class A Shares (determined in accordance with the takeover bid provisions of applicable securities legislation) or as part of a transaction involving purchases made from more than five persons or companies in the aggregate.

2. Section 1 will not apply to prevent a sale by Partners of Class B Shares pursuant to a takeover bid if the sale is made pursuant to an offer to purchase Class B Shares and a concurrent offer is made to all holders of Class A Shares to purchase the same percentage of Class A Shares as the percentage of Class B Shares that are offered to be purchased from Partners at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares, and provided that the concurrent offer is the same as the offer for Class B Shares in all other material respects and has no condition, if any, attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class B Shares.

3. Without limiting the generality of section 1 above: (i) a sale will be deemed to be an indirect sale of Class B Shares owned by Partners, or by any person or company controlled, directly or indirectly, by Partners, for the purposes of section 1 above if the offer pursuant to which such sale is made would be deemed to be an indirect offer for the Class B Shares under the takeover bid provisions of applicable securities legislation; and (ii) an offeror will be deemed to include any person or company acting jointly or in concert with an offeror for Class B Shares under the takeover bid provisions of applicable securities legislation.

Notwithstanding the foregoing, a sale will not be deemed to be an indirect sale of Class B Shares owned by Partners, or by any person controlled, directly or indirectly, by Partners, for the purposes of section 1 above, if the sale is an indirect sale of Class B Shares resulting from the sale of shares of Partners or a corporation which, directly or indirectly, holds shares of Partners, where (a) each selling shareholder is a shareholder of Partners, (b) the transferee is (i) a shareholder of Partners or a person or company which, in conjunction with such sale, will become a shareholder of Partners and who, in either case, will not, as a result of such sale, hold, directly or indirectly, more than 20% of the outstanding voting or equity securities of Partners, or (ii) a person or company which controls a person or company referred to in (b)(i) above, and (c) no such transferee is a party to any arrangement under which any person, other than a person or company referred to in (b)(i) or (ii) above, would participate in the ownership of, or control or direction over, voting or equity shares of Partners; provided that, where required by Ontario securities legislation, an order from the Ontario Securities Commission permitting such sale has been obtained.

4. Partners will use its best efforts to prevent any person or company from carrying out a sale (including an indirect sale) described in section 1 above in respect of any Class B Shares owned from time to time by Partners, regardless of whether such person or company is a party to this Agreement, unless section 2 above applies in respect of the sale.

5. If any person or company other than Partners carries out an indirect sale described in section 1 above in respect of any Class B Shares owned from time to time by Partners, unless section 2 above applies in respect of the sale, Partners will not at the time the sale becomes effective or thereafter do any of the following with respect to any of the Class B Shares so sold: (a) dispose of them without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to them except in accordance with the written instructions of the Trustee, and Partners will comply with such instructions. The Trustee may attach conditions to any instructions the Trustee gives in exercising its rights hereunder. The Trustee will exercise such rights in a manner that the Trustee considers to be: (i) in the best interests of the holders of the Class A Shares, other than Partners and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this section 5; and (ii) consistent with the intentions of Partners and EdperBrascan in entering into this Agreement as such intentions are set out in the recitals to this Agreement. If an indirect sale of Class B Shares that is referred to in this section 5 occurs and this section 5 is applicable to the sale, Partners will have no liability under this Agreement in respect of the sale, provided that Partners is in compliance with all other provisions of this Agreement, including, without limitation, the provisions of section 4 above and this section 5.

6. Partners will not, and will ensure that each person and company which it controls will not, effect or facilitate a disposition of any Class B Shares owned by Partners or by any person or company which Partners controls, directly or indirectly, unless the disposition is conditional upon the person or company acquiring the shares becoming a party to an agreement with the same terms and conditions as this Agreement under which such person or company will have the same rights and obligations as Partners hereunder and in which all references in this Agreement to Partners will be to the acquiring person or company.

7. Nothing in this Agreement will prevent Partners from time to time, directly or indirectly, granting a security interest, by way of pledge, hypothecation or otherwise, whether directly or indirectly, in Class B Shares to any financial institution with which it deals at arm’s length (within the meaning of the Income Tax Act (Canada)) in connection with a bona fide borrowing provided that concurrently with the pledge, hypothecation or other granting of the security interest, the financial institution agrees in writing to become a party to and abide by the terms of this Agreement as if such financial institution were Partners herein until such time as the pledge, hypothecation or other security interest has been released or the Class B Shares which were subject thereto have been disposed of in accordance with the terms of this Agreement.

8. If the Trustee is advised in writing by a party hereto or a holder of Class A Shares that there is reasonable cause to believe that Partners or EdperBrascan may have breached, or may intend to breach, any provision of this Agreement, the Trustee will make reasonable enquiries of Partners, EdperBrascan, any party to an agreement to purchase Class B Shares and any appropriate securities regulatory authorities or stock exchanges to determine whether: (i) such a breach has occurred or is intended; and (ii) such breach or intended breach can be corrected expeditiously and without prejudice to the bona fide interest of the holders of Class A Shares, and if so, the steps proposed to be taken by Partners and EdperBrascan to correct such breach or intended breach. If the Trustee thereupon determines that a breach has occurred or is intended and either cannot be corrected or the steps proposed to be taken to correct such breach or intended breach will not adequately correct such breach expeditiously and without prejudice to the bona fide interests of the holders of Class A Shares, the Trustee will forthwith deliver to EdperBrascan a certificate stating that the Trustee has made such determination. The Trustee will thereupon be entitled to take and, subject to section 10 below, will take such action as the Trustee considers necessary to enforce its rights under this Agreement on behalf of the holders of the Class A Shares.

Nothing in this section 8 will impose on the Trustee any obligation to make inquiries as to any breach or intended breach of this Agreement by Partners or EdperBrascan provided that the Trustee does not have reasonable cause to believe that a breach has occurred or is intended. Where the Trustee does not have any reasonable cause to so believe, the Trustee will have no liability under this section 8 in respect of any breach or intended breach.

9. Subject to section 10 below, if holders of not less than 10% of the then outstanding Class A Shares determine that Partners or EdperBrascan have breached, or intend to breach, any provision of this Agreement, such holders may require the Trustee to take action in connection therewith by delivering to the Trustee a requisition in writing signed in one or more counterparts by such holders and setting forth the action to be taken by the Trustee, and upon receipt by the Trustee of a requisition the Trustee will forthwith take the action specified in the requisition and any other action that the Trustee considers necessary to enforce its rights under this Agreement on behalf of the holders of the Class A Shares; provided that the Trustee will in the first instance determine whether the breach or intended breach can be corrected expeditiously and without prejudice to the bona fide interests of the holders of Class A Shares, and if so, whether the steps proposed to be taken by Partners or EdperBrascan to correct the breach or intended breach will adequately correct such breach expeditiously and without prejudice to the bona fide interests of the holders of Class A Shares.

10. The obligation of the Trustee to take any action on behalf of the holders of the Class A Shares will be conditional upon the Trustee receiving from EdperBrascan or from one or more holders of Class A Shares such funds and indemnities as the Trustee may reasonably require in respect of any costs or expenses which it may incur in connection with any such action. EdperBrascan will provide such funds and indemnities to the Trustee if the Trustee has delivered to EdperBrascan the certificate referred to in section 8 above.

11. No holder of Class A Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy for the purpose of enforcing any rights arising from this Agreement unless holders of Class A Shares have requested in the manner specified in section 9 above that the Trustee act and have provided reasonable funds and indemnities to the Trustee and the Trustee has failed to so act within 30 days after the provision of such funds and indemnities. In such case, any holder of Class A Shares acting on its own behalf and on behalf of all other holders of Class A Shares will be entitled to initiate whatever proceedings that the Trustee would have been entitled to initiate in any court of competent jurisdiction.

12. EdperBrascan will do all things reasonably within its control to facilitate the due performance of this Agreement including the fulfilment by Partners of its obligations hereunder.

13. The Trustee may resign and be discharged from all further duties and liabilities hereunder, subject to this section 13, after giving 60 days written notice to Partners and EdperBrascan or such shorter notice as Partners and EdperBrascan may accept as sufficient. EdperBrascan will have the power at any time to remove the existing Trustee, provided that such removal is in the best interests of the holders of the Class A Shares, after giving the Trustee 30 days written notice of such removal or such shorter notice that the Trustee will accept as sufficient. In the event that the office of the Trustee becomes vacant due to the removal of the existing Trustee by EdperBrascan, EdperBrascan will forthwith appoint a new trustee which must be one of the largest five corporations licensed or authorized to carry on the business of a trust company in Ontario in terms of assets under administration. In the event that the office of trustee becomes vacant otherwise than by removal of the Trustee by EdperBrascan, EdperBrascan will forthwith appoint a new trustee which must be a corporation licensed or authorized to carry on the business of a trust company in Ontario; failing such appointment, Partners, the Trustee or any holder of Class A Shares may apply to a judge of the Ontario Court (General Division) for the appointment of a new trustee. Upon any new appointment, the new trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the trustee, but there will be immediately executed, at the expense of EdperBrascan, all such instruments as may be, in the opinion of counsel to EdperBrascan, necessary or desirable to assure such vesting. Any resignation of the Trustee will not become effective until the successor party executes an appropriate instrument accepting the appointment as the new trustee. Notwithstanding its resignation, the Trustee will continue to be indemnified in accordance with section 14 below.

14.	(a) Partners and EdperBrascan hereby indemnify and save harmless the Trustee from and against any and all costs, expenses and claims made against it by anyone, in the absence of negligence, reckless disregard, wilful misconduct or fraud by the Trustee, its officers, directors, employees and agents by reason of the Trustee’s compliance in good faith with the terms hereof. This indemnity will survive any termination of this Agreement.

(b) The Trustee may employ or retain such counsel, auditors, accountants, or other experts or advisers, whose qualifications give authority to any opinion or report made by them, as it may reasonably require for the purpose of discharging its duties hereunder and will not be responsible for any misconduct or negligence on their part. The Trustee may, if it is acting in good faith, rely on the accuracy of any such opinion or report.

(c) The Trustee will have no responsibility, if it is acting in good faith, for the genuineness or validity of any securities, documents or other things deposited with it. In the exercise of its rights, duties and obligations hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements made in any certificates or other documents provided to it.

15. EdperBrascan will pay the reasonable fees and expenses of the Trustee in connection with the performance of the Trustee’s obligations hereunder, including the reasonable fees and disbursements of counsel or other experts employed by the Trustee, but this section 15 will not require EdperBrascan to pay any fees or expenses in connection with any action taken by the Trustee pursuant to section 9 above if the Trustee has not delivered to EdperBrascan the certificate referred to in section 8 above in respect of such action.

16. The Trustee hereby accepts the appointment as trustee for the holders from time to time of the Class A Shares and the trusts in this Agreement declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold and exercise the rights, privileges and benefits conferred upon it hereby in trust for the various persons who are from time to time holders of Class A Shares.

17. In the exercise of its rights and duties hereunder, the Trustee will exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

18. The Trustee represents that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee’s role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within three months after ascertaining that it has a material conflict of interest, either eliminate the same or resign its trust hereunder. Subject to the foregoing, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of EdperBrascan and generally may contract with and enter into financial transactions with EdperBrascan, any of its subsidiaries or affiliates without being liable to account for any profit made thereby.

19. Partners and EdperBrascan covenant and agree that all certificates representing Class B Shares owned by Partners will have endorsed thereon a legend to the effect that the Class B Shares represented by the certificate(s) are subject to the terms of this Agreement and that a copy of this Agreement may be examined at the head office of EdperBrascan. EdperBrascan will maintain a true copy of this Agreement at its head office and will permit any shareholder of EdperBrascan to inspect and make copies thereof during normal business hours.

20. It is acknowledged that damages may not be an adequate remedy if a party bound by this Agreement breaches any of its covenants contained herein. Therefore, the parties agree that orders of specific performance, injunction and other equitable remedies may be required to protect the parties hereto and the holders of Class A Shares and thus may be sought and obtained hereunder in lieu of or in addition to damages, and all defences and protests with respect to the seeking or granting thereof are hereby waived to the maximum extent permitted by law.

21. This Agreement will take effect on the date hereof and will remain in full force and effect until the date that EdperBrascan delivers to the Trustee the consent in writing of The Toronto Stock Exchange to the termination of this Agreement.

22. This Agreement may not be amended, varied or modified, and no provision hereof may be waived, except with the approval of at least two-thirds of the votes cast by the holders of Class A Shares present or represented at a meeting duly called for the purpose of considering the amendment, variation, modification or waiver, which two-thirds majority will include a simple majority of the votes cast by the holders of Class A Shares, excluding Partners and its affiliates and any person who owns Class B Shares or has an agreement to purchase Class B Shares on terms which would constitute a sale prohibited by the terms of this Agreement, prior to giving effect to the amendment, variation, modification or waiver.

23. Notwithstanding the provisions of section 22 above, this Agreement may be amended without the approval of the holders of Class A Shares in order to correct or rectify any errors, ambiguities, defective provisions, inconsistencies or omissions herein, provided that the Trustee is of the opinion that the rights hereunder of the holders of Class A Shares will not be prejudiced, in any material respect, by such amendment and further provided that the prior consent of The Toronto Stock Exchange in respect of such changes has been received.

24. No provision in this Agreement will limit the rights of any holders of Class A Shares under applicable securities legislation.

25. Any notice or other communication made pursuant to or in connection with this Agreement will be sufficiently given if it is in writing and delivered or sent by registered mail, or by facsimile transmission or other form of recorded communication, addressed as follows:

(a)	if to Partners:

P.O. Box 762, Suite 4400
BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3
Attention: President
Telecopy Number: (416) 363-2856

(b)	if to EdperBrascan:

P.O. Box 762, Suite 4400
BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3
Attention: President
Telecopy Number: (416) 363-2856

(c)	if to the Trustee:

Montreal Trust Company of Canada
Suite 605
151 Front Street West
Toronto, Ontario
M5J 2N1
Attention: Corporate Services
Telecopy Number: (416) 981-9777

or to such other address as the party to whom the notice or communication is to be given has last designated to the party giving the same in the manner specified in this section 25. Any such notice or communication will be deemed to have been given and received on the day it is so delivered or sent or on the third day following the day of mailing thereof in Ontario as the case may be.

26. This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The terms “associate” and “affiliate” as used herein have the respective meanings attributed thereto under Ontario securities legislation. Reference herein to Ontario securities legislation or to applicable securities legislation means such legislation in effect at the relevant time.

27. This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and assigns.

28. The parties hereto will do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give effect to this Agreement.

29. This Agreement constitutes the entire Agreement between the parties hereto with respect to the subject matter hereof. There are no verbal statements, representations, warranties, undertakings or agreements between the parties in respect of the subject matter hereof, other than as expressly set forth herein.

30. If any provision of this Agreement, or of the application thereof to any person or circumstances, is, to any extent, determined to be invalid or unenforceable, the remainder of this

Agreement, or the application of such provision or portion thereof to any other person or circumstances, will not be affected thereby and each provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

                              IN WITNESS WHEREOF the parties hereto have executed this Agreement.

PARTNERS LIMITED

By:

EDPERBRASCAN CORPORATION

By:

MONTREAL TRUST COMPANY OF CANADA

By:

c/s